Exhibit 99.1 Form 6K Sept 5, 2006

Symbols:

TSX Venture Exchange: - LVH
OTC Bulletin Board: - LVFHF
Berlin & Frankfurt Stock Exchanges: - LVH

September 5, 2006.

ACTION POKER GAMING INC. LICENSES ITS ONLINE POKER SOFTWARE TO PINNACLE SPORTS WORLDWIDE

One of World’s Leading Internet Wagering Sites Signs with

Action Poker Gaming Inc.

Vancouver, British Columbia, September 5, 2006 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that its wholly owned subsidiary, Action Poker Gaming Inc. (“APG”) has licensed its poker software to Pinnacle Sports Worldwide (“Pinnacle”).

Regarded as perhaps the largest sports wagering site, Pinnacle has entered into an agreement with APG to license their proprietary “stand alone” poker software for PinnaclePoker.com.  APG’s “stand alone” poker model grants large operators complete control over their own dedicated poker network.

“Finding a tailored poker solution that was established yet adaptable to our strategy was a critical factor in selecting a software provider,” said Simon Noble of Pinnacle. “After researching the current offerings, it was clear that APG provided the perfect complement for our requirements. We are extremely excited to launch our poker platform and enter the online gaming sector’s fastest growing market.”

The agreement will enable Pinnacle to offer its rapidly growing worldwide customer base an extensive selection of poker games and tournament play on PinnaclePoker.com with a projected launch in the fourth quarter of 2006.

Jake H. Kalpakian, President and CEO of Las Vegas states, “We are very pleased to be welcoming Pinnacle, a recognized industry leader.  Partnerships like this continue to identify the Company as a leading provider of poker software as our targeted solutions are continuing to gain significant recognition from the industry’s leading companies.”

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204 Fax: (604) 681-9428
Email: Info@lvfh.com  Website: www.lvfh.com

September 5, 2006

LVFH Press Release

PinnaclePoker.com

About Pinnacle Sports Worldwide

PinnacleSports.com (www.pinnaclesports.com) is the Internet’s largest sports betting site serving customers in more than 100 countries worldwide. Founded in 1998, PinnacleSports.com was the first sports book to introduce reduced margin wagering, using a -105 pricing model that gives bettors up to 50% better value on wagers than traditional bookmakers. With low minimum bet requirements and the highest maximum limits on the Web, PinnacleSports.com has earned an industry leading reputation for providing consistent value to the player, professional customer service and the quickest payouts online. Fully licensed and regulated in Curacao, the company offers a secure environment for sports betting, racing and casino gaming.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an "E-Gaming" Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204 Fax: (604) 681-9428
Email: Info@lvfh.com  Website: www.lvfh.com